
June 27, 2012

<u>Via E-mail</u>
Kori Ogrosky, Esq.
General Counsel
CapitalSource Inc.
633 West 5th Street, 33rd Floor
Los Angeles, CA 90071

       Re: CapitalSource Inc.
                      Schedule TO-I
                      Filed on June 15, 2012
                      File No. 005-79168

Dear Ms. Ogrosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you intend to purchase subject securities otherwise than pursuant to the tender offer within 10 business days after the date of termination of the offer. Please provide your analysis under Rule 13e-4(f)(6).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        James E. Showen, Esq.
        Hogan Lovells US LLP